FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULES 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                        For the month of February, 2003

                          ROYAL CARIBBEAN CRUISES LTD.

                    1050 Caribbean Way, Miami, Florida 33132
                    (Address of principal executive offices)




     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

        Form 20-F         x             Form 40-F
                        -----                           -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

        Yes                             No                x
                        -----                           -----

     [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

                                       Contact: Lynn Martenstein (305) 539-6573
                                                Michael Sheehan (305) 539-6572


                                       For Immediate Release


             CELEBRITY CRUISES CANCELS ADDITIONAL INFINITY SAILING
             -----------------------------------------------------


     MIAMI -- February 4, 2003 - Bearing units in Infinity's propulsion system will require more extensive repairs than originally expected, Celebrity Cruises announced today, following a thorough examination of the ship's propulsion equipment. These repairs will take longer than estimated earlier, and, unfortunately, will result in one additional sailing--on Feb. 23--being cancelled. Infinity is expected to resume service March 9.

     The company cancelled two sailings on Infinity last week-a Feb. 2 sailing from Ensenada, Mexico, to Hawaii and a return trip Feb. 13-to make needed repairs. It also shortened a Jan.19 cruise. The ship is in transit today, traveling to a dry-dock facility in Newport News, Va.

     Guests holding a booking on the cancelled sailing will receive a full refund for their cruise, plus a voucher for a 50-percent discount on any Celebrity cruise of 14 nights or less, departing on or before April 1, 2004, excluding Europe, Christmas and New Year's sailings. Travel agents will receive their full commission, plus a $50 rebooking fee per cabin when their clients reschedule their trip.

     A special Help Desk has been set up to assist travel agents or guests with rebooking, air transportation and other issues. The toll-free number is 1-888-701-7192.

     The total financial impact of Infinity's being out of service is expected to have a negative impact on the earnings of Royal Caribbean Cruises Ltd. of $.05 per share.

     Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International and Celebrity Cruises, with a combined total of 25 ships in service and three under construction or on firm order. The company also offers unique land-tour vacations in Alaska, Canada and Europe through its cruise-tour division. Additional information can be found on www.royalcaribbean.com, www.celebrity.com or www.rclinvestor.com.

                                # # # # # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ROYAL CARIBBEAN CRUISES LTD.
                                        ----------------------------
                                        (Registrant)



Date:  February 4, 2003                 By: /s/ BONNIE S. BIUMI
                                           -------------------------
                                        Bonnie S. Biumi
                                        Acting Chief Financial Officer